Exhibit 19

WATSCO, INC.

SECURITIES TRADING GUIDELINES

A.	OBJECTIVE

Purchases or sales of Watsco, Inc.’s (the “Company”) Common Stock or Class B Common Stock by insiders at a time when there is material information about the Company which is not generally known to the investing public may result in violations of the anti-fraud and anti-manipulative provisions of the federal securities laws and related rules of the Securities and Exchange Commission (“SEC”). Although the operation and impact of these laws and rules are extensive and not addressed in detail in these guidelines (the “Guidelines”), they generally require that, at the time of any such transactions by an insider in either the Company’s Common Stock or Class B Common Stock, there must have been full public disclosure of material facts not generally known to the public and a reasonable period of time for dissemination and evaluation of those facts.

In these Guidelines, the Company’s Common stock and Class B Common Stock are collectively referred to as “Company Securities”. Please refer to Section C (Definitions) below for the definitions of other terms used in these Guidelines.

The constraints imposed by these laws and rules on insider trading apply equally to insiders who provide trading “tips” to other persons. Improper disclosure of non-public material information to any person who trades in Company Securities (often referred to as “tipping”) constitutes a violation of the insider trading laws and a violation of these Guidelines. If you disclose or discuss information regarding the Company, you may be held responsible for the unlawful trading activity of the person or persons receiving the information from you (the so-called “tippee”) and even by persons who receive the information from your tippee. In addition, anyone who receives confidential information from an insider in violation of the insider’s fiduciary duty also becomes an insider and must refrain from trading. This means you cannot provide confidential information to anyone.

Transactions in violation of these laws or rules may result in you becoming subject to personal liability for damages in an action brought by the injured purchaser or seller, an injunction and disgorgement of profits in an SEC enforcement proceeding or, in certain cases, criminal proceedings that could result in penalties, imprisonment, or both. The civil and criminal penalties for insider trading are severe and are designed to make an example to prevent others from taking such action. For example, a gain of a few thousand dollars could result in a $5 million criminal fine and up to 20 years in prison. In addition, the Company could be required to pay substantial fines for insider trading by its insiders. Both the SEC and the NYSE, through the Financial Industry Regulatory Authority, investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

Since it is likely that there will always be information about the Company that is not generally known to the public, the result is that no trading in Company Securities by insiders is ever entirely free from risk under the anti-fraud rules. Under these circumstances, it is as important to avoid the appearance of impropriety, as it is to avoid impropriety itself. Remember, your conduct will be judged with 20-20 hindsight. Accordingly, when in doubt as to a particular item of information, always presume it to be material and not to have been disclosed to the public.

U.S. federal law also prohibits officers and directors from selling short Company Securities. Because short sales represent a bet that the price of Company Securities will decline, these Guidelines prohibit all insiders from shorting Company Securities.

Our Guidelines also prohibit insiders from engaging in any transaction in derivative securities involving Company Securities, since such speculation can harm the Company by sending inappropriate or potentially misleading signals to the market. This prohibition applies to all types of derivative securities (other than, in most instances, the exercise of employee stock options, which is discussed below).

In an effort to prevent transactions that violate the insider trading laws, the Company has adopted the following Guidelines for trading in Company Securities. These Guidelines are applicable to all directors, executive officers, key employees and other insiders. VIOLATION OF THESE GUIDELINES BY ANY EMPLOYEE IS GROUNDS FOR DISCIPLINARY ACTION, WHICH MAY INCLUDE IMMEDIATE DISMISSAL FROM EMPLOYMENT. FURTHER, THE BOARD MAY ALSO DETERMINE APPROPRIATE ACTION AGAINST ANY DIRECTOR THAT VIOLATES THESE GUIDELINES. THESE GUIDELINES ARE NOT INTENDED TO REPLACE YOUR RESPONSIBILITY TO UNDERSTAND AND COMPLY WITH THE LEGAL PROHIBITION ON INSIDER TRADING.

B.	POLICY AND PROCEDURE

1. Section 16 and Rule 144. The trading prohibitions and restrictions set forth in these Guidelines will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, e.g. short swing trading by individuals subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or restrictions on the sale of securities subject to Rule 144 under the Securities Act of 1933, as amended.

2. No Trading While in Possession of Material, Non-public Information. No director, executive officer, employee or other insider may trade in, or make a bona-fide gift of, Company Securities during any period of time in which such person has knowledge of material non-public information about the Company. (If there is any question whether information is material and non-public, this matter should be discussed with Natasha Alcivar, the Vice President of Legal Affairs, Barry S. Logan, the Company’s EVP, or Ana M. Menendez, the Company’s CFO). Insiders must refrain from such transactions until at least the second business day after the Company publicly releases such information (for example, if the Company makes a public release of information when the market opens on Thursday morning, no trades may be made until the market opens on the following Monday morning, or the next trading day if Monday is a holiday). The CFO or her designee must approve any trading in, or bona-fide gifts of, Company Securities by an insider at least 48 hours in advance of such transaction as described below. Approval by the CFO or her designee does not exempt an insider from the prohibition on transacting in Company Securities while in possession of material non-public information.

In addition, it is the policy of the Company that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material non-public information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from these Guidelines. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

3. Trading Permitted Only During Certain Periods. No director, executive officer, key employee or other insider may trade in Company Securities during the period beginning five business days before the end of each fiscal quarter and ending on the second business day after the date upon which the Company’s earnings for that fiscal quarter (or in the case of the Company’s last fiscal quarter, earnings for the entire fiscal year) have been publicly announced. These Guidelines are based on the presumption that, during these blackout periods, Company insiders will have access to the quarters (or full fiscal years) results, which are deemed material non-public information until they are disseminated into the marketplace. However, a person’s ability to trade in Company Securities at times other than during the blackout periods is subject, at all times, to the other paragraphs of these Guidelines (e.g., trades in Company Securities at any time are not permitted if the person involved in the trade otherwise possesses material non-public information).

An insider may request a hardship exemption from the prohibition against trading during these blackout periods, provided that the requesting insider is not then in possession of material, non-public information and the requested transaction is not otherwise prohibited by these Guidelines. Such a request for a hardship exemption must be made to the CFO in writing (which writing may be in the form of electronic mail) stating the circumstances of the hardship and the amount and nature of the proposed transaction. The existence of the foregoing approval procedures does not in any way obligate the CFO to approve any trades requested by insiders as hardship applicants. The CFO, or her designees, may reject any trading requests at her sole discretion.

4. Confidentiality. Unauthorized disclosure of internal information about the Company is prohibited, whether or not for the purpose of facilitating trading in Company Securities. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties as authorized by the Company’s Board of Directors, the CEO or EVP. Until further notice, Watsco has determined that only the Company’s CEO and EVP may communicate on behalf of the Company with the financial press, investment analysts or others in the financial community or other persons associated with the press or media, any outside professionals, consultants or advisors, including financial advisors, or the Company’s security holders. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to one of these individuals. Nothing in these Guidelines shall prohibit Board committees and committee members from performing the duties defined in their respective committee charters.

5. Tipping. In addition to your obligation to maintain the strict confidentiality of material non-public information regarding the Company and to refrain from trading while in the possession of such information, you must take the utmost of care not to discuss any such information with family members, friends, colleagues or others who might trade in Company Securities based upon such information.

6. Short Sales and Derivative Securities Trades are Prohibited. In no event should any insider sell Company Securities “short” (a sale in which the seller does not own the subject Company Securities at the time) or “short against the box” (a seller owns but does not plan to deliver it currently), nor should he or she trade in derivative securities to buy or sell Company Securities.

7. Stock Option Exercises. In general, these Guidelines do not apply to the exercise of an employee stock option, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax-withholding requirements. These Guidelines do apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

8. Restricted Stock Awards. In general, these Guidelines do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the insider elects to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted shares. These Guidelines do apply, however, to any market sale of restricted stock.

9. 401(k) Plan. To the extent the Company offers its securities as an investment option in the Company’s 401(k) plan through employer matching contributions, the trading restrictions do apply to elections made under the 401(k) plan to (a) make an intra-plan transfer of an existing account balance out of the Company stock fund, (b) borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a Company stock fund balance and (c) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

10. No Change in Beneficial Ownership. These Guidelines do not apply transfers of Company Securities to an entity that does not involve a change in the beneficial ownership of the securities (for example, to an inter vivos trust of which the insider is the sole beneficiary during his or her lifetime).

11. Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when a pledger is aware of material non-public information or otherwise is not permitted to trade in Company Securities, insiders may not hold Company Securities in a margin account or otherwise pledge Company Securities as collateral for a loan.

12. No Trades during Designated Prohibited Trading Periods. Under certain circumstances, the Company may determine that all trading by insiders must be prohibited for a specified period of time. If the Company’s CEO, EVP, or CFO designates any period of time as a “prohibited trading period,” no insider may trade in Company Securities during the designated prohibited trading period, whether or not such person possesses any material non-public information about the Company.

13. Advance Notification; Form 4. In order to prevent inadvertent violations and avoid the appearance of an improper transaction (which could result, for example, where a director or an officer engages in a trade while unaware of a pending major development), as indicated above in Section 1, an insider must have any trading in, or bona-fide gifts of, Company Securities approved at least 48 hours in advance by Ana Menendez or her designee. In addition, as required by the rules and regulations of the SEC, each insider who is required to file a Form 4 with the SEC as a consequence of trading in, or gifts of, Company’s Securities must simultaneously deliver a copy of such Form 4 to Ana Menendez or her designee. Such an insider must also indicate on his/her Form 4 whether the applicable trade or gift was pursuant to a pre-arranged plan that was intended to comply with the affirmative defense against insider trading set forth in Rule 10b5-1 of the Exchange Act.

14. Post-Termination Transactions. If an insider is aware of material non-public information at the time such insider’s association with the Company is terminated, whether by the insider or the Company, the insider may not trade in Company Securities until such information is no longer material or until two trading days after such information has become public. In addition, if the Company is in a blackout period at the time such association with the Company is terminated, the insider may not trade in Company Securities until two trading days after the next announcement of quarterly earnings or of the material, non-public information.

C.	DEFINITIONS:

As used in these Guidelines:

1. “derivative securities” means any put option, call option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to one or more Company Securities, or any contractual arrangement that transfers all or a portion of the economic consequences associated with the ownership of one or more Company Securities.

2. “director” of the Company means an individual serving as a member of the Company’s Board of Directors or any of its business units. In addition, an individual who is a former director of the Company’s Board of Directors or any of its business units shall be deemed to be a director for a period of 90 days following the date of cessation as a director.

3. “employee” means all full-time and part-time employees of the Company or any business unit.

4. “executive officer” of the Company means the Company’s chief executive, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any Vice President of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any officer who performs policy-making functions, any other person who performs similar policy-making functions for the Company or has been designated as an officer by the Company’s Board of Directors or the Corporate Assurance Committee Members. Officers of the Company’s business units shall be deemed officers of the Company if they perform policy-making functions. In addition, an individual who is a former officer shall be deemed to be an officer for a period of 90 days following the date of cessation as an officer.

5. “insider” means directors, executive officers, and other key employees of the Company or any business unit, including any entity (e.g., corporation, partnership, or limited liability company) of which or in which any such person exercises control or has a financial interest, and all other persons who from time to time possess material non-public information concerning the Company or execute trades in Company Securities on such person’s behalf, as well as any member of such person’s immediate family (parents, siblings, and children) (as well as other adoptive relationships), any other family members sharing the same house of such person or family members who do not share the same household but whose transactions in Company Securities are directed by such person or are subject to such person’s influence or control.

6. “material non-public information” is information, positive or negative, that is not known to the general public and for which there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision regarding the purchase or sale of Company Securities and the information would be viewed by a reasonable investor as having significantly altered the “total mix” of information made available or the information, if made public, would likely affect the market price of Company Securities. Material non-public information can include information that something is likely to happen — or just that it might happen. The following types of information are particularly sensitive and, as a general rule, should be considered material, although this list is not exclusive:

•	Confirmations of current earnings or margins

•	Projections of future earnings or losses, margins, or other earnings

•	Earnings that are inconsistent with the consensus expectations of the investment community

•	Sales information

•	Senior management changes

•	Merger, acquisition, or change of control of the Company

•	Public or private sale of securities

•	Change in dividend policy

•	Gain or loss of a significant customer

•	Plans for a substantial capital investment

•	Purchase or sale of a significant asset

•	Discontinuances of existing products

•	Major new product or service announcements

•	Important pricing changes

•	Significant write-offs or increases in reserves

•	Significant labor dispute

•	Significant litigation, disputes or injunctions

•	Delays in product development or problems with quality control

•	A stock split or other recapitalization

•	A redemption or purchase by the Company of Company Securities

•	Any other information that is likely to have a significant impact on the Company’s financial results or the price of Company Securities

7. “trade” or “trading” means any purchase from or sale to any party other than the Company.